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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                                 TXP Corporation
                                 ---------------
                                (Name of Issuer)
--------------------------------------------------------------------------------
                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    87313510
                                    --------
                                 (CUSIP Number)

                                 January 3, 2007
--------------------------------------------------------------------------------
            (Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

Cusip No. 87313510

--------------------------------------------------------------------------------

              1.    Names of Reporting Persons.
                    I.R.S. Identification Nos. of above persons (entities only)

                          Cornell Capital Partners, LP
                                  (13-4150836)
--------------------------------------------------------------------------------

              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
              (a) |_|
              (b) |_|

--------------------------------------------------------------------------------

              3.    SEC Use Only

--------------------------------------------------------------------------------

              4.    Citizenship or Place of Organization: USA

--------------------------------------------------------------------------------

                          5.    Sole Voting Power:                     9,800,000
Number of      -----------------------------------------------------------------
Shares                    6.    Shared Voting Power:                           0
Beneficially   -----------------------------------------------------------------
Owned by                  7.    Sole Dispositive Power:                9,800,000
Each Reporting -----------------------------------------------------------------
Person With               8.    Shared Dispositive Power:                      0

--------------------------------------------------------------------------------

              9.    Aggregate Amount Beneficially Owned
                    by Each Reporting Person:                          9,800,000

--------------------------------------------------------------------------------

              10.   Check if the Aggregate Amount in Row (9)
                    Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

              11.   Percentage of Class Represented by Amount in Row (9):  9.9%*

--------------------------------------------------------------------------------

              12.   Type of Reporting Person (See Instructions):              PN

Item 1.

      (a)   Name of Issuer:     TXX Corporation

      (b)   Address of Issuer's Principal Executive Offices:

                                1299 Commerce Drive
                                Richardson, TX 75081

Item 2. Identity and Background.

      (a)   Name of Person Filing: Cornell Capital Partners, LP

      (b) Address of Principal Executive Office or, if none, Residence of Reporting Persons:

                                101 Hudson Street, Suite 3700
                                Jersey City, NJ 07302

      (c)   Citizenship: USA

      (d) Title of Class of Securities: Common Stock, par value $0.01 per share

      (e)   Cusip Number: 87313510

Item 3. If the statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

      (a)   |_|   Broker or dealer registered under section 15 of the Act (15
                  U.S.C. 78o);

      (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

      (c)   |_|   Insurance company as defined in section 3(a)(19) of the Act
                  (15 U.S.C. 78c);

      (d)   |_|   Investment company registered under section 8 of the
                  Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);

      (e)   |_|   An investment adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E);

      (f)   |_|   An employee benefit plan or endowment fund in accordance with
                  ss.240.13d-1(b)(1)(ii)(F);

      (g)   |_|   A parent holding company or control person in accordance with
                  ss.240.13d-1(b)(1)(ii)(G);

      (h)   |_|   A savings associations as defined in Section 3(b) of the
                  Federal Deposit Insurance Act (12 U.S.C. 1813);

      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under section 3(c)(14) of the Investment
                  Company Act of 1940 (15 U.S.C. 80a-3); or

      (j)   |_|   Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)   Amount beneficially owned: 9,800,000

      (b)   Percentage of Class: 9.9%*

      (c)   Number of shares as to which the person has:

            (i)   Sole Power to vote or to direct the vote: 9,800,000

            (ii)  Shared power to vote or to direct the vote: 0

            (iii) Sole power to dispose or to direct the disposition: 9,800,000

            (iv)  Shared power to dispose or to direct the disposition: 0

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of more than five percent on Behalf of Another Person.

                                 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                                 Not Applicable

Item 8. Identification and Classification of Member Group

                                 Not Applicable

Item 9. Notice of Dissolution of Group

                                 Not Applicable

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

* Based on the number of shares outstanding as reported by the issuer on its reported Form 10-QSB, dated November 14, 2006. The reporting person's beneficial ownership is, and is capped at 9.99% of the issuer's outstanding shares, consequently the number of shares beneficially owned by the reporting person may vary from time-to-time.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

Dated: January 8, 2007                  REPORTING PERSON:

                                        CORNELL CAPITAL PARTNERS, LP

                                        By:      Yorkville Advisors, LLC
                                        Its:     General Partner

                                        By:   /s/ Steven S. Goldstein
                                              ----------------------------------
                                        Name:    Steven S. Goldstein, Esq.
                                        Its:     Chief Compliance Officer